Iao Kun Group Holding Company Limited Announces Third Quarter and Nine Month 2013 Financial Results

Hong Kong, China – November 13, 2013 – Iao Kun Group Holding Company Limited (“IKGH” or the “Company”) (NASDAQ: IKGH), formerly Asia Entertainment & Resources Ltd. (“AERL”), which operates through its subsidiaries and related promoter companies that act as VIP room gaming promoters, today announced unaudited financial results for the three and nine months ended September 30, 2013. All currency amounts are stated in United States dollars.

Third Quarter 2013 Highlights

•	Rolling Chip Turnover (a metric used by casinos to measure the aggregate amount of players’ bets and overall volume of VIP gaming room business transacted, which is further defined below) for the three months ended September 30, 2013 was $4.1 billion, an increase of 2.2% compared to $4.0 billion for the three months ended September 30, 2012.

•	Net income, including the change in fair value of contingent consideration of $0.9 million related to the King’s Gaming, Bao Li Gaming and Oriental VIP Room acquisitions, was $6.9 million, or $0.11 per share (fully diluted), in the third quarter of 2013 compared to net income of $22.6 million, or $0.49 per share (fully diluted), in the same period of 2012.

•	Non-GAAP income, which is operating income before amortization of intangible assets and the change in fair value of contingent consideration related to the acquisitions of King's Gaming, Bao Li Gaming and Oriental VIP Room, declined 32.4% to $10.1 million, or $0.16 per share (fully diluted), for the three months ended September 30, 2013 as compared to income of $14.9 million, or $0.33 per share (fully diluted), for the three months ended September 30, 2012.

•	On September 20, 2013, the Company paid its 2013 Six Month Dividend of $0.08 per outstanding ordinary share.

For the three months ended September 30, 2013, IKGH recorded revenue of $61.0 million, a 12.8% increase from the same period of 2012. The increase in revenue was a result of a higher than normal win rate of 3.22%, the change in remuneration model from the fixed commission model of 1.25% on Rolling Chip Turnover to the revenue sharing model in September 2012, the acquisition of the profit rights derived by Bao Li Gaming in September 2012 and the Oriental VIP Room in June 2013, and an increase in net services revenue related to hotel and casino services charged to junket agents after the adjustment to commission rates.

The decrease in net income and Non-GAAP income for the three months ended September 30, 2013 was due primarily to higher commissions as a result of greater non-marker commission paid, the upward adjustment to commission rates as a result of the company compensating its junket agents for no longer providing complimentary hotel and casino services, increased market competition, and a smaller percentage of direct business. IKGH also incurred higher selling, general and administrative expenses for the three months ended September 30, 2013, including approximately $0,1 million of additional costs related to Hong Kong Listing expenses, acquisition costs, additional management fees paid as a result of the acquisition of Bao Li Gaming in September 2012 and the Oriental VIP Room in July 2013 and an increase in the number of employees due to direct employment of some employees from Pak Si and the acquisitions of Bao Li and the Oriental VIP Room.

“The VIP market in Macau continues to evolve and we are taking the necessary measures to best utilize our shareholders capital to grow our business while at the same time prudently managing risk,” said Mr. Man Pou Lam (Mr. Lam), Chairman of IKGH. “Our VIP room at Le Royal Arc Casino performed well for us in the third quarter and has helped us expand our presence in the Macau VIP gaming market. Further, we recently initiated a marketing campaign in Macau to augment our non-marker agent base, which we believe will assist us in increasing our Rolling Chip Turnover and market share while allowing us to remain vigilant with our shareholders capital. Our strategy remains unchanged – to increase our market share leading to growth in revenue and net income, and to create long-term shareholder value.”

Nine Month 2013 Highlights

•	Rolling Chip Turnover for the nine months ended September 30, 2013 was $12.7 billion, a decrease of 10.1% compared to $14.1 billion for the nine months ended September 30, 2012.

•	Net income, including the change in fair value of contingent consideration of $14.5 million related to the King’s Gaming, Bao Li Gaming and the Oriental VIP Room acquisitions, decreased 81.8% to $10.9 million, or $0.21 per share (fully diluted), in the nine months ended September 30, 2013 from $60.6 million, or $1.31 per share (fully diluted), in the same period of 2012.

•	Non-GAAP income, which is operating income before amortization of intangible assets and the change in fair value of contingent consideration related to the acquisitions of King’s Gaming, Bao Li Gaming and the Oriental VIP Room declined 29.5% to $34.5 million, or $0.67 per share (fully diluted), for the nine months ended September 30, 2013 as compared to income of $49.0 million, or $1.07 per share (fully diluted), for the nine months ended September 30, 2012.

Outlook for 2013

For the first nine months of 2013, IKGH’s Rolling Chip Turnover was $12.7 billion (an average of $1.4 billion per month), down 10% year-over-year, compared to US$14.1 billion (an average of $1.6 billion per month) for the first nine months of 2012. Win rate for the first nine months of 2013 was 3.19%.

The Company maintains its 2013 Rolling Chip Turnover guidance range of US$16.5 billion to US$18 billion, and maintains its 2013 Non-GAAP income guidance range of US$46 million to US$52 million (which includes extraordinary expenses).

Conference Call and Replay Information

IKGH will conduct a conference call to discuss the financial results today at 9:00AM EST/10:00 PM Macau. To participate, please dial one of the following numbers at least 10 minutes prior to the scheduled start of the call:

1-888-455-2263 (United States/Canada)

10-800-714-0940 (North China)

10-800-140-0915 (South China)

800-968-149 (Hong Kong)

800-101-1739 (Singapore)

0800-404-7655 (United Kingdom)

1-719-457-2697 (Other International)

Interested parties may also access the live call on the Internet at www.aerlf.com (select Events and Presentations). Following its completion, a replay of the call can be accessed on the Internet at the above link or for one week by calling either 1-877-870-5176 (U.S. callers) or 1-858-384-5517 (International callers) and providing conference ID 8785389.

Definition of Rolling Chip Turnover

Rolling Chip Turnover is used by casinos to measure the volume of VIP business transacted and represents the aggregate amount of bets players make. Bets are wagered with “non-negotiable chips” and winning bets are paid out by casinos in so-called “cash” chips. “Non-negotiable chips” are specifically designed for VIP players to allow casinos to calculate the commission payable to VIP room gaming promoters. Commissions are paid based on the total amount of “non-negotiable chips” purchased by each player. VIP room gaming promoters therefore require the players to “roll,” from time to time, their “cash chips” into “non-negotiable” chips for further betting so that they may receive their commissions (hence the term “Rolling Chip Turnover”). Through the promoters, “non-negotiable chips” can be converted back into cash at any time. Betting using rolling chips, as opposed to using cash chips, is also used by the DICJ (Macau Gaming Control Board) to distinguish between VIP table revenue and mass market table revenue.

About Iao Kun Group Holding Company Limited

IKGH is a holding company which operates through its subsidiaries and related promoter companies as a VIP room gaming promoter, and is entitled to receive all of the profits of the VIP gaming promoters from VIP gaming rooms. IKGH's VIP room gaming promoters currently participate in the promotion of five major luxury VIP gaming facilities in Macau, China, the largest gaming market in the world. One VIP gaming room is located at the top-tier 5-star hotel, the StarWorld Hotel & Casino in downtown Macau, and another is located in the luxury 5-star hotel, the Galaxy Macau™ Resort in Cotai, each of which is operated by Galaxy Casino, S.A. Additional VIP gaming rooms are located at the Sands Cotai Central and City of Dreams Macau, both in Cotai, and Le Royal Arc Casino, located in NAPE, Downtown Macau.

Forward-Looking Statements

This press release includes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of IKGH’s management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. The gaming industry is characterized by an element of chance. Theoretical win rates for IKGH’s VIP room gaming promoters’ VIP gaming room operations depend on a variety of factors, some beyond their control. In addition to the element of chance, theoretical win rates are also affected by other factors, including gaming patrons’ skill and experience, the mix of games played, the financial resources of gaming patrons, the spread of table limits, the volume of bets placed by IKGH’s VIP room gaming promoters’ gaming patrons and the amount of time gaming patrons spend on gambling — thus VIP gaming rooms’ actual win rates may differ greatly over short time periods, such as from quarter to quarter, and could cause their quarterly results to be volatile. These factors, alone or in combination, have the potential to negatively impact the VIP gaming rooms' win rates. Investors and potential investors should consult all of the information set forth herein and should also refer to the risk factors set forth in IKGH’s Annual Report on Form 20-F filed on April 5, 2013, and other reports filed or to be filed from time-to-time with the Securities and Exchange Commission.

IAO KUN GROUP HOLDING COMPANY LIMITED

F/K/A ASIA ENTERTAINMENT & RESOURCES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE INCOME

(Unaudited)

	For the Three Months Ended	For the Three Months Ended	For the Nine Months Ended	For the Nine Months Ended
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
Revenue from VIP Gaming Operations	$60,961,364	$54,028,116	$186,624,728	$179,877,294
Total Revenues	60,961,364	54,028,116	186,624,728	179,877,294

Expenses
- Commission to Agents	45,345,247	34,535,621	135,737,508	116,158,974
- Selling, General and Administrative Expenses	5,102,606	4,142,397	15,084,137	13,353,684
- Special Rolling Tax	411,952	403,110	1,267,746	1,409,772
- Amortization of Intangible Assets	4,118,058	1,655,700	9,095,512	4,192,535
Total Expenses	54,977,863	40,736,828	161,184,903	135,114,965

Operating income attributable to ordinary shareholders before change in fair value of contingent consideration	5,983,501	13,291,288	25,439,825	44,762,329

Change in Fair Value of Contingent Consideration for the Acquisitions of King's Gaming, Bao Li and Oriental	945,943	9,352,152	(14,535,257)	15,246,583
Net Income Attributable to Ordinary Shareholders	6,929,444	22,643,440	10,904,568	60,008,912

Other Comprehensive Income
Foreign Currency
- Translation Adjustment	38,762	66,291	(124,944)	574,186
Total Comprehensive Income	$6,968,206	$22,709,731	$10,779,624	$60,583,098

Net Income Per Share
Basic	$0.11	$0.49	$0.21	$1.31
Diluted	$0.11	$0.49	$0.21	$1.31
Weighted Average Shares Outstanding
Basic	64,241,218	45,819,301	51,496,284	45,880,608
Diluted	64,364,928	45,819,301	51,697,772	45,880,608

IAO KUN GROUP HOLDING COMPANY LIMITED

F/K/A ASIA ENTERTAINMENT & RESOURCES LTD.

CONSOLIDATED BALANCE SHEETS

	September 30, 2013	December 31, 2012*
	(Unaudited)
ASSETS
CURRENT ASSETS
Cash and Cash Equivalents	$31,634,935	$20,644,296
Accounts Receivable, Net	20,206,838	2,480,961
Markers Receivable	227,878,999	241,706,663
Prepaid Expenses and Other Assets	465,649	303,570
Total Current Assets	280,186,421	265,135,490

Intangible Assets (net of accumulated amortization of $21,644,198 and $12,553,037 at September 30, 2013 and December 31, 2012, respectively)	142,402,914	94,451,063
Goodwill	17,750,931	17,037,761
Property and Equipment (net of accumulated depreciation of $34,064 and $14,366 at September 30, 2013 and December 31, 2012, respectively)	59,088	13,698
Deferred Offering Costs	-	807,401
Other Assets	23,423	21,592
TOTAL ASSETS	$440,422,777	$377,467,005

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Lines of Credit Payable	$57,995,300	$34,799,982
Accrued Expenses	14,063,511	14,091,723
Oriental VIP Room Acquisition-Contingent Purchase Price Obligation	10,000,000	-
Bao Li Gaming Acquisition-Contingent Purchase Price Obligation	17,822,223	-
King's Gaming Acquisition-Contingent Purchase Price Obligation	9,000,000	9,000,000
Loan Payable, Shareholders, current	872,750	2,214,078
Total Current Liabilities	109,753,784	60,105,783

Loan Payable, Shareholders	-	60,000,000
Bao Li Gaming Acquisition-Contingent Purchase Price Obligation, net of current portion	16,222,608	32,294,981
Oriental VIP Room Acquisition-Contingent Purchase Price Obligation, net of current portion	37,589,838	-
King's Gaming Acquisition-Contingent Purchase Price Obligation, net of current portion	-	9,000,000
Total Liabilities	163,566,230	161,400,764

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Preferred Shares, $0.0001 par value Authorized 1,150,000 shares; none issued	-	-
Ordinary Shares, $0.0001 par value, Authorized 500,000,000 shares; 60,039,724 issued and outstanding at September 30, 2013, and Authorized 200,000,000 shares; 41,177,217 issued and outstanding at December 31, 2012, respectively.	6,003	4,118
Additional Paid-in Capital	128,625,096	69,670,922
Retained Earnings	147,787,451	145,828,260
Accumulated Comprehensive Income	437,997	562,941
Total Shareholders' Equity	276,856,547	216,066,241
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$440,422,777	$377,467,005

* Derived from the audited financial statements for the year ended December 31, 2012.

	Cash Flow Information For the Nine Months Ended September 30, (Unaudited )
	2013	2012

Net cash provided by operating activities	$54,547,063	$45,067,313
Net cash (used in) investing activities	$(10,065,083)	$(15,146,032)
Net cash (used in) financing activities	$(33,474,790)	$(19,333,497)
Net increase in cash and cash equivalents	$11,007,190	$10,587,784

Non-GAAP Financial Measures

Our calculation of Non-GAAP income (operating income before amortization of intangible assets and change in fair value of contingent consideration) and Non-GAAP EPS for the three and nine months ended September 30, 2013 and 2012 differs from EPS based on net income because it does not include amortization of intangible assets and change in fair value of contingent consideration.  We use this information internally in evaluating our operations and believe this information is important to investors because it provides a complete picture of our operations for the entire period and is more accurately comparable to the prior-year period.  Notwithstanding the foregoing, Non-GAAP income and EPS should not be considered an alternative to, or more meaningful than, net income and EPS as determined in accordance with GAAP.   The following is a reconciliation of our unaudited net income to Non-GAAP income and GAAP EPS to our Non-GAAP EPS:

	For the Three Months Ended September 30, 2013	For the Three Months Ended September 30, 2012

Net income attributable to ordinary shareholders	$6,929,444	$22,643,440

Amortization of intangible assets	4,118,058	1,655,700

Change in fair value of contingent consideration	(945,943)	(9,352,152)

Non-GAAP income (before amortization of intangible assets and change in fair value of contingent consideration)	$10,101,559	$14,946,988

	For the Three Months Ended September 30, 2013		For the Three Months Ended September 30, 2012
	Basic	Fully Diluted	Basic	Fully Diluted

Earnings per share attributable to ordinary shareholders	$0.11	$0.11	$0.49	$0.49

Amortization of intangible assets	0.06	0.06	0.04	0.04

Change in fair value of contingent consideration	(0.01)	(0.01)	(0.20)	(0.20)

Non-GAAP Earnings per share (before amortization of intangible assets and change in fair value of contingent consideration)	$0.16	$0.16	$0.33	$0.33

	For the Nine Months Ended September 30, 2013	For the Nine Months Ended September 30, 2012

Net Income attributable to ordinary shareholders	$10,904,568	$60,008,912

Amortization of intangible assets	9,095,512	4,192,535

Change in fair value of contingent consideration	14,535,257	(15,246,583)

Non-GAAP income (before amortization of intangible assets and change in fair value of contingent consideration)	$34,535,337	$48,954,864

	For the Nine Months Ended September 30, 2013		For the Nine Months Ended September 30, 2012
	Basic	Fully Diluted	Basic	Fully Diluted

Earnings per share attributable to ordinary shareholders	$0.21	$0.21	$1.31	$1.31

Amortization of intangible assets	0.18	0.18	0.09	0.09

Change in fair value of contingent consideration	0.28	0.28	(0.33)	(0.33)

Non-GAAP Earnings per share (before amortization of intangible assets and change in fair value of contingent consideration)	$0.67	$0.67	$1.07	$1.07

Contact:

Asia Entertainment & Resources Ltd.

James Preissler, +1 646-450-8808

preissj@aerlf.com

or

ICR

William Schmitt, 203-682-8294

william.schmitt@icrinc.com